EXHIBIT 99.1

182 Double Deckers from Volvo Buses to Dublin and London

GOTEBORG, Sweden, Nov. 8, 2005 (PRIMEZONE) -- Volvo Buses has received two orders for 182 double deckers. 120 of them will go into service in Dublin and the rest will run on three new bus routes in London.

The Dublin Bus order is for 100 Volvo B7TLs. This is a 10.7 metre low-floor chassis. The coachwork will be the Alexander Dennis ALX400, which has seating for 76 passengers and standing room for 15. Deliveries will take place in Spring/Summer 2006.

The second part of the order consists of 20 triple-axle Volvo B9TLs. The chassis is 12 metres long with a low floor the full length of the bus. This is the biggest order to date for this product in the UK and the first ever for Ireland.

The body will be the Alexander Dennis Enviro 500 with a seating capacity of 91 passengers and standing room for 32. The customer has chosen this type of bus for its passenger capacity, because the buses will run on the busy routes through the centre of Dublin. The order is a step in Dublin's ongoing modernisation of its bus fleet, dominated by Volvo buses. The 20 double deckers will be delivered this year.

62 buses to London

The second order is from London Central, which is part of the major transport firm the Go Ahead Group. The order consists of 62 low-floor double deckers. The chassis is the 10.1 metre Volvo B7TL. The stipulation within Go Ahead Group's environmental policy of using Ultralow Sulphur Diesel (USD), in conjunction with the buses being equipped with particulate traps (CRT), will further contribute to the reduction of particulates in the atmosphere.

The coachwork will be the Wrightbus Gemini with a seating capacity of 64 passengers and standing room for 26. The buses will be used on three new bus routes from southern parts of London to the centre.

When the 62-bus order is supplied in April next year, the Go Ahead Group will have more than 700 Volvo double decker buses in its fleet in London.

``The Volvo B7TL has been refined into a very reliable workhorse and as such is our chassis of choice." says Engineering Director Phil Margrave. "Our past experience of operating the Volvo/Wrightbus combination has made the repeat order an easy decision."

Download picture here

http://imagebank.vbc.volvo.se/asset_server/asset_details.asp?idasset=3126

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker http://www.waymaker.ne

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=148987&fn=wkr0001.pdf

CONTACT: Volvo
         Per-Martin Johansson, press officer
         +46 31 322 52 00